SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April, 2005

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

Form 20-F x	Form 40-F

[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No x

CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2005
THE MAKITA GROUP
MANAGEMENT POLICIES
OPERATING RESULTS AND FINANCIAL POSITION
CONDENSED CONSOLIDATED BALANCE SHEETS
CONDENSED CONSOLIDATED BALANCE SHEETS
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
SIGNIFICANT ACCOUNTING POLICIES
OPERATING SEGMENT INFORMATION
MARKETABLE SECURITIES AND INVESTMENT SECURITIES
DERIVATIVES TRANSACTIONS
ESTIMATED RETIREMENT AND TERMINATION ALLOWANCES
NET SALES BY PRODUCT CATEGORIES
OVERSEAS SALES BY PRODUCT CATEGORIES
EARNINGS PER SHARE
SUPPORT DOCUMENTATION (CONSOLIDATION)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION (Registrant)
By:	/s/ Masahiko Goto (Signature) Masahiko Goto President

Date: April 28, 2005

Makita Corporation

Consolidated Financial Results
for the year ended March 31, 2005
(U.S. GAAP Financial Information)

(English translation of “KESSAN TANSHIN”
originally issued in Japanese language)

CONSOLIDATED FINANCIAL RESULTS
FOR THE YEAR ENDED MARCH 31, 2005

April 28, 2005

Makita Corporation
Stock code: 6586
URL: http://www.makita.co.jp/

Masahiko Goto, President
Date of Board Meeting: April 28, 2005
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States.)

1.	Results of the year ended March 31, 2005 (From April 1, 2004 to March 31, 2005)

(1) CONSOLIDATED FINANCIAL RESULTS
	Yen (million)
	For the year ended			For the year ended
	March 31, 2004			March 31, 2005
		%			%
Net sales	184,117		4.8	194,737		5.8
Operating income	14,696		17.9	31,398		113.6
Income before income taxes	16,170		74.0	32,618		101.7
Net income	7,691		14.4	22,136		187.8

	Yen
Net income per share:
Basic		53.16			153.89
Diluted		51.92			148.94
Ratio of net income to shareholders’ equity		4.1%			10.7%
Ratio of income before income taxes to total assets		5.8%			11.5%
Ratio of income before income taxes to net sales		8.8%			16.7%

Notes:	1.	Equity in net earnings of affiliated companies (including non-consolidated subsidiaries): Not applicable
	2.	Average number of shares outstanding:

Year ended March 31, 2005:	143,844,383
Year ended March 31, 2004:	144,682,696

3.	Change in accounting policies: Not applicable
4.	The table above shows the change in the percentage ratio of Net sales, Operating income, Income before income taxes, and Net income against the previous year.

(2) CONSOLIDATED FINANCIAL POSITION
	Yen (million)
	As of	As of
	March 31, 2004	March 31, 2005
Total assets	278,116	289,904
Shareholders’ equity	193,348	219,640
Shareholders’ equity ratio to total assets (%)	69.5%	75.8%

Yen
Shareholders’ equity per share	1,343.69	1,527.64

Note:	Number of shares outstanding:
	As of March 31, 2005:	143,777,607
	As of March 31, 2004:	143,893,191

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

(3) CONSOLIDATED CASH FLOWS
	Yen (million)
	For the year ended	For the year ended
	March 31, 2004	March 31, 2005
Net cash provided by operating activities	28,941	16,842
Net cash provided by (used in) investing activities	(17,262)	154
Net cash used in financing activities	(6,596)	(16,177)
Cash and cash equivalents, end of period	24,576	25,384

(4)	SCOPE OF CONSOLIDATION AND EQUITY METHOD

Consolidated subsidiaries: 44 subsidiaries

Non-consolidated subsidiaries accounted for under the equity method: Not applicable

Affiliated companies accounted for under the equity method: Not applicable

(5)	CHANGE IN SCOPE OF CONSOLIDATION AND EQUITY METHOD

Consolidation (Newly included): 2 Equity method: Not applicable

2. Consolidated forecast for the year ending March 31, 2006 (From April 1, 2005 to March 31, 2006)
	Yen (million)
	For the six months ending	For the year ending
	September 30, 2005	March 31, 2006
Net sales	99,300	198,500
Income before income taxes	23,500	37,000
Net income	21,500	30,000

		Yen
Net income per share		208.66

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

THE MAKITA GROUP

     The Makita Group is comprised of 45 companies (Makita Corporation and 44 consolidated subsidiaries.) The Makita Group mainly manufactures and sells electric power tools.

     The Makita Group is outlined as follows:

Customers
Overseas sales subsidiaries: 31
Makita U.S.A. Inc.
Makita (U.K.) Ltd.
Makita France SAS
Makita Benelux B.V. (The Netherlands)
S.A. Makita N.V. (Belgium)
Makita S.p.A. (Italy)
Makita Werkzeug GmbH (Germany)
Makita Werkzeug Gesellschaft m.b.H. (Austria)
Makita Sp. Z O.O. (Poland)
Makita, S.A. (Spain)
Makita Oy (Finland)
Makita (Australia) Pty. Ltd.
Makita Gulf FZE (U.A.E.)
Other overseas sales subsidiaries:18
Domestic
Makita Corporation
Manufacturing subsidiary
Makita Ichinomiya Corporation (Manufacture of woodworking machines)
Other subsidiaries: 3
Joyama Kaihatsu Ltd. (Operation of a golf course)
Other subsidiaries: 2
Overseas sales and manufacturing subsidiares: 4
Matika Canada Inc.
Dolmar GmbH (Germany) (Manufacture and sales of garden tools)
Makita (China) Co., Ltd.
Makita do Brasil Ferramentas Eletricas Ltda.
Overseas manufacturing subsidiaries: 3
Makita Corporation of America
Makita Manufacturing Europe Ltd. (U.K.)
Makita (Kunshan) Co., Ltd. (China)
Other overseas subsidiaries: 2
Makita International Europe Ltd. (U.K.) (Coordination of our overall operations in Europe)
Euro Makita Corporation B.V. (The Netherlands) (Financing subsidiary in Europe)
Supply finished goods
Supply parts

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

MANAGEMENT POLICIES

1.	Basic Policies

Makita has set itself the goal of consolidating a strong position in the global power tool industry as a global supplier of a comprehensive range of power tools that assist people in creating homes and living environments. To do this, the Company is emphasizing such strategic management concepts as giving top priority to “Managing to take good care of our customers,” “Proactive, sound management and symbiosis with society,” and “Emphasis on a trustworthy and reliable corporate culture as well as management to draw out the capabilities of each employee.” The Company aims to generate solid profitability so that it can promote its sustained corporate development and meet the needs of its shareholders, customers, and employees as well as regional societies.

2.	Basic Policy Regarding Profit Distribution

Makita’s basic policy on the distribution of profits is to maintain a dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on consolidated net income after certain adjustments. In addition, Makita aims to implement a flexible capital policy, augment the efficiency of its capital employment, and thereby boost shareholder profit. Makita continues to consider repurchases of its outstanding shares in light of trends in stock prices. The Company intends to retire treasury stock when necessary based on consideration of the balance of treasury stock and its capital policy.

Makita intends to maintain a financial position strong enough to withstand the challenges associated with changes in its operating environment and other changes and allocate funds for strategic investments aimed at expanding its global operations.

3.	Policy Regarding Reducing the Basic Trading Unit of Shares

Makita recognizes that encouraging investors to make stable, long-term investments in its shares is an important issue in its capital policies. The Company also recognizes that reducing the size of its stock trading unit is an effective way to promote a rise in individual shareholders but believes that decisions on the introduction of reduced quantity trading units should be made prudently based on a comprehensive assessment of such factors as stock prices, stock liquidity, the timing of the implementation of a nonissuance of stock certificate system as stipulated by the Japanese Commercial Code, and projected cost effectiveness associated with decisions.

4.	Target Management Indicators

The Makita Group believes that attaining sustained growth and maintaining high profitability are the ways to increase corporate value. The Group’s specific numerical target is to maintain a stable ratio of operating income to net sales on a consolidated basis of 10% or more.

5.	Medium-to-Long-Term Management Strategy and Issues to Be Addressed

Makita furthers its basic strategy of concentrating corporate assets in Makita’s core business, which is principally power tools for professional use, by working to increase its sales and profitability in this business based on the solid foundation of Makita strong “high quality” brand and extensive domestic and overseas marketing and service networks.

In the future, the Company intends to further strengthen its subsidiaries and affiliates in all overseas markets and will work to expand production overseas, in China and other countries, to substantially enhance its cost competitiveness. Also, by increasing its capabilities for developing new products that satisfy professional users and maintaining its brand image, Makita is striving to be what it refers to as a “Strong Company”, or, in other words, a company that can earn and maintain worldwide market leadership in markets for professional-use power tools. In this way, Makita is striving to be such a “Strong Company” and achieve improved performance.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

6.	Basic Policies Regarding Corporate Governance and Implementation of Related Measures

Basic Policies Regarding Corporate Governance

Makita believes that bolstering its supervision of management is a crucial means of enhancing management transparency. It has strengthened the functions of the Board of Directors and the Board of Auditors and is working to enhance its corporate governance system further. In view of the need to ensure that corporate governance systems function effectively, the Company is endeavoring to proactively and promptly disclose information in a manner that promotes proper and transparent operations. The Company is also working to use the Internet to disclose financial information and otherwise undertake a broad range of information disclosure initiatives.

Implementation of Related Measures

(1)	Current Management Administration Systems for Management Decision Making, Policy Execution, Supervision, and Other Aspects of Corporate Governance

•	Makita employs a board-of-auditors system. The Company’s Board of Auditors comprises four members, of which two are outside auditors. The two full-time auditors facilitate capabilities for continuous monitoring of the directors’ performance of their duties. By presenting reports whenever necessary on auditing and corporate matters to the Company’s independent auditor, who is responsible for conducting audits, we work to share information with independent auditors. In addition, the Board of Auditors has established policies and procedures related to preliminary approval for auditing and non-auditing operations to strengthen the oversight functions of the Company’s auditing firm.

•	The Board of Directors makes decisions on the Company’s basic policies and statutory issues as well as other important management issues.

•	At the General Meeting of Shareholders scheduled for June 29, 2005, the Company will present a proposal to elect one external director.

•	An Internal Audit Department is established as a means of strengthening a system for performing internal audits whenever necessary.

•	The Company has formed a Disclosure Committee comprising representatives from each of its principal departments with the objective of substantially increasing the accuracy and reliability of information disclosed through the clarification of procedures and other matters related to disclosure.

•	The Company issues its Business Ethics Guidelines to provide guidance for actions of management and staff, clarify activities that are ethical, forbid conflicts of interest, ensure compliance with relevant laws and regulations, and provide guidelines for disclosure.

•	Makita’s consolidated financial statements and non-consolidated financial statements are subject to audit by independent auditors. The Company employs KPMG AZSA & Co. (a member firm of KPMG International, a Swiss cooperative that provides no professional services to clients) to serve as its independent public accountants. There are no noteworthy interest as defined by provisions of the Certified Public Accountant Law in Japan with respect to the relationships among the Company, KPMG AZSA & Co., and engagement partners.

•	The Company’s legal advisor performs a management control function with regard to legal issues by confirming the Company’s legal compliance whenever the Company requires legal opinions and judgments.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

(2)	Overview of the Company’s Human and Capital Relationships with Outside Directors and Outside Auditors as well as Transactional Relationships and Other Relationships of Material Interest

At the General Meeting of Shareholders scheduled for June 29, 2005, the Company is scheduled to present a proposal to elect Mr. Motohiko Yokoyama, to the post of Director. Mr. Yokoyama is President and Representative Director of Toyoda Machine Works Ltd. and meets the requirements for becoming an external director of Makita as specified in Article 188-2-7-2 of the Commercial Code. In addition, please note that Makita has transaction relationships with Toyoda Machine Works, including the purchase and sale of equipment.

The Company is not involved with personal, financial, technical, or other types of transactions that might create a conflict of interest with the companies for which outside auditors and their close relatives serve as directors. In addition, the outside auditors have neither been employees nor directors of the Company.

(3)	Progress in Implementation of Measures Aimed at Strengthening the Company’s Corporate Governance during the Past Year

As its shares are listed on NASDAQ, in accordance with U.S. Public Company Accounting Reform and Investor Protection Act (Sarbanes-Oxley Act), the Company is taking the following active initiatives to improve its corporate governance.

•	As a means of ensuring thorough conformance with rigorous corporate ethics and compliance standards, the Company established an internal reporting system in April 2004. A liaison office (help line) was established and a system for gathering opinions and information from within the Company was adopted.

•	To provide better disclosure, the Company started reporting consolidated segment and other information on a quarterly basis (using US GAAP) beginning with the first quarter of the year ended March 31, 2005.

7.	Parent Company and Other Matters

Not applicable

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

OPERATING RESULTS AND FINANCIAL POSITION

1.	Results of Operations

(1)	Operations and Results during the Year Under Review

Regarding economic trends overseas during the year under review, the U.S. showed a moderate expansionary trend supported by firmness in private consumption and private capital investment. In Europe, although the U.K. economy was strong, boosted by demand for construction, the economies of Germany and other major countries saw a weakening of export growth because of the appreciation of the euro. Asian economies outside Japan, especially China, continued to sustain high rates of economic growth.

In Japan, firm expansion in private capital investment continued, but as a result of sharp increases in raw materials prices and other factors, the performance of the economy as whole lost robustness in the second half of the year, thus bringing only relatively weak recovery.

Under these conditions, the Makita Group worked to expand its production in China and proceeded with initiatives to develop high value-added products that accurately meet user needs. In its sales activities, Makita continued to implement a global marketing strategy founded on after sales service that is closely integrated into local areas.

In addition, Makita made the decision to withdraw from golf course operations, and on September 8, 2004, petitioned the Nagoya District Court for the commencement of civil rehabilitation proceedings for its wholly owned subsidiary Joyama Kaihatsu, Ltd. On April 11, 2005, the court decided to approve the plan for rehabilitation. Going forward, after making final confirmation of the rehabilitation plan, Makita plans to settle obligations related to the rehabilitation and then plans to transfer management rights of the company to a third party, Tokyo Tatemono Co., Ltd., towards the end of May 2005.

Regarding consolidated results for the year under review, net sales totaled 194,737 million yen, up 5.8% from the previous year, the highest level in the Company’s history. Sales in Japan rose 0.6%, to 39,379 million yen despite relatively weak sales of the existing lineup of products because of the strong performance of new products, including impact drivers. Overseas sales climbed 7.2%, to 155,358 million yen, reflecting increases in sales in Europe and Asia outside Japan as well as other factors. As a consequence, overseas sales accounted for 79.8% of net sales for the year.

Examining overseas sales by individual region, sales in Europe were up 13.4%, to 75,263 million yen, while sales in North America declined 8.0%, to 38,490 million yen. Sales in Asia outside Japan rose 14.7%, to 16,341 million yen, and sales in other regions increased 12.2%, to 25,264 million yen.

Regarding earnings, the Company’s cost to sales ratio improved because of expansion in production at plants in Japan and China. Moreover, during the previous year, Makita reported an impairment loss of approximately 6.0 billion yen related to its golf course subsidiary. The absence of this loss in the year under review and other special factors, including the reporting of a gain of 4.4 billion yen in connection with the return of the substitutional portion of the Company’s Employee Pension Fund to the government resulted in an increase in operating income of 2.1 times, to 31,398 million yen. Similarly, income before income taxes rose 2.0 times, to 32,618 million yen, and net income climbed 2.9 times, to 22,136 million yen.

Please note that on a non-consolidated basis, Makita reported an extraordinary loss of approximately 7.0 billion yen in connection with the civil rehabilitation proceedings for its subsidiary engaged in golf course operations. However, for purposes of consolidated accounting, the Company recognized the full amount of impairment losses related to this subsidiary in the previous year and it had no impact on the results for the year under review.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

(2)	Outlook for the Year Ending March 31, 2006

Despite expectations for a global trend toward modest economic recovery, sharply higher oil prices and increased prices of other basic materials continue to make the corporate operating environment uncertain.

Regarding the previously announced plan to acquire the nailer business of Kanematsu-NNK Corp. on April 1, 2005, at the request of Kanematsu-NNK Corp., Makita announced a postponement of the acquisition on February 22, 2005. Makita is scheduled to announce further details related to this acquisition when they have been decided.

In light of this outlook, Makita will continue working to improve its performance by expanding its share of the professional-use tool market, and it will seek to accomplish this by bolstering its marketing and service networks and developing high-value-added products. The outlook for the year ending March 31, 2006 is as follows:

•	Competition is expected to intensify in the Japanese, U.S. and other world markets for power tools.

•	In the European market, Makita will achieve stable performance while maintaining its competitiveness.

•	Inventory investment in Asia outside Japan is expected to pause.

Based on these and other factors, Makita has prepared the following performance forecast.

Forecast for the Year Ending March 31, 2006

	Yen (million)
	For the six months ending	For the year ending
	September 30, 2005	March 31, 2006

Consolidated Basis:
Net sales	99,300	198,500
Operating income	23,000	36,000
Income before income taxes	23,500	37,000
Net income	21,500	30,000

Non-consolidated Basis:
Net sales	48,000	96,000
Operating income	5,550	11,900
Ordinary profit	11,850	18,800
Net income	12,090	16,100

Assumptions

1.	The above forecast is based on the assumption of exchange rates of 105 yen to US$1 and 135 yen to 1 Euro.

2.	This forecast is based on the assumption that corporate rehabilitation procedures related to the Company’s golf course management subsidiary, including transfer of ownership, will be completed by the end of May 2005. Based on this assumption, the forecast figures for operating income and income before taxes include approximately 8.5 billion yen and the forecast for net income includes about 12.2 billion yen in expected revenue. In addition, approximately 4.2 billion yen in expected revenue has been included in non-consolidated net income.

3.	The above outlook does not include the acquisition of the nailer business of Kanematsu-NNK Corp.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

     Our forecasts for dividends are as follows:

	For the year ended	For the year ending
	March 31, 2005	March 31, 2006
	(Results and Forecast)	(Forecast)
Cash dividend per share for the interim period	11 yen (With a special dividend of 2 yen)	19 yen (With a special dividend of 10 yen)
Cash dividend per share for the second half	36 yen (With a special dividend of 23 yen and 90 year memorial dividend of 4 yen)	(Note)
Total cash dividend per share for the year	47 yen (With a special dividend of 25 yen and 90 year memorial dividend of 4 yen)	(Note)

Note

The Board of Directors plans to meet in April 2006 for a report on earnings for the year ending March 31, 2006. At such time, in accordance with the Basic Policy Regarding Profit Distribution on page 4, the Board of Directors plans to propose a dividend equivalent to at least 30% of net income, with a lower limit for the annual dividend set at 18 yen per share (consisting of an interim dividend of 9 yen per share and a term-end dividend of 9 yen per share). The Board of Directors will submit this proposal to the General Meeting of Shareholders. However, if special circumstances arise, computation of the amount of dividends will be based on consolidated net income after certain adjustments. Please note that the amount of 12.2 billion yen mentioned in footnote 2. to the above table entitled “Forecast for the Year Ended March 31, 2006” will be treated as a special circumstance and this amount will be excluded from consolidated net income for computation of dividends.

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

2.	Cash Flows and Financial Ratios

Total cash and cash equivalents (cash) at the end of year totaled 25,384 million yen, up 808 million yen from the end of the previous year.

(Net Cash Provided by Operating Activities)

Although inventories increased, as outlined in the Operations and Results During the Year Under Review section above, net income amounted to 22,136 million yen (including a non cash gain on the transfer to the government of the substitutional portion of the employee’s pension fund formerly managed by the Company). As a result of these and other factors, cash flows from operating activities amounted to 16,842 million yen.

(Net Cash Provided by Investing Activities)

Net cash provided by investing activities amounted to 154 million yen, reflecting the inflow of cash from the maturing of securities held to maturity, while purchasing of capital equipment, principally for metal molds for new products.

(Net Cash Used in Financing Activities)

Net cash used in financing activities amounted to 16,177 million yen, reflecting the repayment of convertible bonds and payment of cash dividends.

Financial Ratios
	As of (year ended) March 31,
	2001	2002	2003	2004	2005
Operating income to net sales ratio	4.5%	3.5%	7.1%	8.0%	16.1%
Equity ratio	65.5%	66.6%	65.5%	69.5%	75.8%
Equity ratio based on a current market price	40.1%	45.1%	43.5%	69.3%	97.1%
Debt redemption (years)	6.3	1.4	0.8	0.7	0.5
Interest coverage ratio (times)	4.3	20.8	40.4	47.8	28.4

Definitions

Operating income to net sales ratio: operating income/net sales
Equity ratio: shareholders’ equity/total assets
Equity ratio based on a current market price: total current market value of outstanding shares/total assets
Debt redemption: interest-bearing debt/net cash inflow from operating activities
Interest coverage ratio: net cash inflow from operating activities/interest expense

Notes

1.	All figures are calculated based on a consolidated basis.

2.	The total current market value of outstanding shares is calculated by multiplying the closing market price at the period end by the number of outstanding shares (after deducting the number of treasury stock.)

3.	Interest-bearing debt includes all consolidated balance-sheet debt on which interest payments are made.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

CONDENSED CONSOLIDATED BALANCE SHEETS

	Yen (millions)
	As of	As of	Increase
	March 31, 2004	March 31, 2005	(Decrease)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	24,576	25,384	808
Time deposits	4,050	7,867	3,817
Marketable securities	63,990	58,015	(5,975)
Trade receivables-
Notes	2,254	1,687	(567)
Accounts	34,787	38,997	4,210
Less- Allowance for doubtful receivables	(1,346)	(1,178)	168
Inventories	54,326	66,003	11,677
Deferred income taxes	3,691	3,831	140
Prepaid expenses and other current assets	8,117	7,286	(831)

Total current assets	194,445	207,892	13,447

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	18,326	17,673	(653)
Buildings and improvements	50,648	51,085	437
Machinery and equipment	73,000	73,356	356
Construction in progress	222	790	568

	142,196	142,904	708
Less- Accumulated depreciation	(89,231)	(90,080)	(849)

	52,965	52,824	(141)

INVESTMENTS AND OTHER ASSETS:
Investment securities	22,139	22,373	234
Deferred income taxes	880	390	(490)
Other assets	7,687	6,425	(1,262)

	30,706	29,188	(1,518)

	278,116	289,904	11,788

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

CONDENSED CONSOLIDATED BALANCE SHEETS

	Yen (millions)
	As of	As of	Increase
	March 31, 2004	March 31, 2005	(Decrease)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	14,128	9,060	(5,068)
Trade notes and accounts payable	8,525	10,574	2,049
Accrued payroll	7,168	7,695	527
Club members’ deposits	—	12,836	12,836
Accrued expenses and other	10,656	12,248	1,592
Income taxes payable	6,093	5,695	(398)
Deferred income taxes	53	118	65

Total current liabilities	46,623	58,226	11,603

LONG-TERM LIABILITIES:
Long-term indebtedness	7,364	88	(7,276)
Club members’ deposits	13,045	—	(13,045)
Estimated retirement and termination allowances	15,536	5,126	(10,410)
Deferred income taxes	235	4,538	4,303
Other liabilities	711	887	176

	36,891	10,639	(26,252)

MINORITY INTERESTS	1,254	1,399	145

SHAREHOLDERS’ EQUITY:
Common stock	23,803	23,805	2
Additional paid-in capital	45,421	45,430	9
Legal reserve and retained earnings	144,488	163,171	18,683
Accumulated other comprehensive loss	(17,048)	(9,249)	7,799
Treasury stock, at cost	(3,316)	(3,517)	(201)

	193,348	219,640	26,292

	278,116	289,904	11,788

Note: Accumulated other comprehensive loss as of March 31, 2004 and 2005 was as follows:

	Yen (millions)
	As of	As of
	March 31, 2004	March 31, 2005
Foreign currency translation adjustments	(17,582)	(14,486)
Net unrealized holding gains on available-for-sale securities	6,592	6,680
Minimum pension liability adjustment	(6,058)	(1,443)

Total accumulated other comprehensive loss	(17,048)	(9,249)

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Yen (millions)
	For the year ended		For the year ended		Increase
	March 31, 2004		March 31, 2005		(Decrease)
	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
NET SALES	184,117	100.0	194,737	100.0	10,620	5.8
Cost of sales	110,322	59.9	113,323	58.2	3,001	2.7

GROSS PROFIT	73,795	40.1	81,414	41.8	7,619	10.3
Selling, general, administrative and other expenses	59,099	32.1	50,016	25.7	(9,083)	(15.4)

OPERATING INCOME	14,696	8.0	31,398	16.1	16,702	113.6

OTHER INCOME (EXPENSES) :
Interest and dividend income	869	0.5	1,157	0.6	288	33.1
Interest expense	(605)	(0.3)	(588)	(0.3)	17	(2.8)
Exchange gains (losses) on foreign currency transactions, net	(202)	(0.1)	37	0.0	239	—
Realized gains on securities, net	555	0.3	453	0.2	(102)	(18.4)
Other, net	857	0.4	161	0.1	(696)	(81.2)

Total	1,474	0.8	1,220	0.6	(254)	(17.2)

INCOME BEFORE INCOME TAXES	16,170	8.8	32,618	16.7	16,448	101.7

PROVISION FOR INCOME TAXES:
Current	8,745	4.7	10,071	5.2	1,326	15.2
Deferred	(266)	(0.1)	411	0.1	677	—

Total	8,479	4.6	10,482	5.3	2,003	23.6

NET INCOME	7,691	4.2	22,136	11.4	14,445	187.8

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Yen (millions)
	For the year ended	For the year ended
	March 31, 2004	March 31, 2005
COMMON STOCK:
Beginning balance	23,803	23,803
Conversion of convertible bonds	—	2

Ending balance	23,803	23,805

ADDITIONAL PAID-IN CAPITAL:
Beginning balance	45,419	45,421
Conversion of convertible bonds	—	2
Gain on sales of treasury stock	2	7

Ending balance	45,421	45,430

LEGAL RESERVE AND RETAINED EARNINGS:
Beginning balance	143,422	144,488
Cash dividends	(2,609)	(3,453)
Retirement of treasury stock	(4,016)	—
Net income	7,691	22,136

Ending balance	144,488	163,171

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
Beginning balance	(25,134)	(17,048)
Other comprehensive income (loss) for the year	8,086	7,799

Ending balance	(17,048)	(9,249)

TREASURY STOCK, at cost:
Beginning balance	(5,110)	(3,316)
Purchases	(2,227)	(208)
Retirements and sales	4,021	7

Ending balance	(3,316)	(3,517)

TOTAL SHAREHOLDERS’ EQUITY	193,348	219,640

DISCLOSURE OF COMPREHENSIVE INCOME (LOSS):
Net income for the year	7,691	22,136
Other comprehensive income (loss) for the year, net of tax	8,086	7,799

Total comprehensive income (loss) for the year	15,777	29,935

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Yen (millions)
	For the year ended	For the year ended
	March 31, 2004	March 31, 2005
Net cash provided by operating activities	28,941	16,842
Net cash provided by (used in) investing activities	(17,262)	154
Net cash used in financing activities	(6,596)	(16,177)
Effect of exchange rate changes on cash and cash equivalents	(877)	(11)

Net change in cash and cash equivalents	4,206	808
Cash and cash equivalents, beginning of year	20,370	24,576

Cash and cash equivalents, end of year	24,576	25,384

SIGNIFICANT ACCOUNTING POLICIES

1.	Scope of consolidation and equity method

Consolidated subsidiaries: 44 consolidated subsidiaries

Major subsidiaries are as follows:

Makita U.S.A. Inc., Makita Corporation of America, Makita (U.K.) Ltd.,

Makita Manufacturing Europe Ltd. (U.K.), Makita Werkzeug GmbH (Germany),

Dolmar GmbH (Germany), Makita S.p.A. (Italy), Makita Oy (Finland), Makita (China) Co., Ltd.,

Makita (Kunshan) Co., Ltd. (China), etc.

2.	Change in scope of consolidation and equity method

Consolidation: (Newly included) 2:	Makita General Service Ltd.(in Japan)
Makita Fastenings Corporation (in Japan)

3.	Consolidated Accounting Policies (Summary)

Consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

(1)	Marketable and Investment Securities

The Company conforms with SFAS No.115 “Accounting for Certain Investments in Debt and Equity Securities”.

(2)	Inventories

Inventories are stated at the lower of average cost or market. Inventory costs include raw materials, labor and manufacturing overheads.

(3)	Property, Plant and Equipment and Depreciation

Depreciation of property, plant and equipment is computed by using the declining-balance method over the estimated useful lives.

(4)	Income Taxes

Provision is made currently for income taxes applicable to all items of revenue and expense included in the consolidated financial statements regardless of when such items are taxable or deductible. The Company conforms with SFAS No.109, “Accounting for Income Taxes”.

(5)	Pension Plans

The Company conforms with SFAS No.87, “Employer’s Accounting for Pensions”, in accounting for retirement and termination benefit plans.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

(6)	Earnings Per Share

The Company conforms with SFAS No. 128, “Earnings per Share”. SFAS No.128 requires dual presentation of basic and diluted net income per share.

(7)	Impairment of Long-Lived Assets

The Company conforms with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, effective April 1, 2002.

(8)	Derivative Financial Instruments

The Company conforms with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, and amendment of SFAS No. 133” and No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.”

(9)	Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(10)	Revenue Recognition

In accordance with Staff Accounting Bulletin No. 104, the Company and its consolidated subsidiaries recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services are rendered, the sales price is fixed or determinable and collectibility is reasonably assured.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

OPERATING SEGMENT INFORMATION

For the year ended March 31, 2004
	Yen (millions)
							Corporate
		North					and elimi-	Consoli-
	Japan	America	Europe	Asia	Other	Total	nations	dated
Sales:
(1) External customers	48,413	41,699	67,110	6,612	20,283	184,117	—	184,117
(2) Intersegment	40,633	3,978	4,726	22,364	123	71,824	(71,824)	—

Total	89,046	45,677	71,836	28,976	20,406	255,941	(71,824)	184,117

Operating expenses	87,594	44,958	64,358	26,048	19,061	242,019	(72,598)	169,421
Operating income	1,452	719	7,478	2,928	1,345	13,922	774	14,696

For the year ended March 31, 2005
	Yen (millions)
							Corporate
		North					and elimi-	Consoli-
	Japan	America	Europe	Asia	Other	Total	nations	dated
Sales:
(1) External customers	50,955	38,607	75,864	7,378	21,933	194,737	—	194,737
(2) Intersegment	47,786	3,583	5,802	34,937	168	92,276	(92,276)	—

Total	98,741	42,190	81,666	42,315	22,101	287,013	(92,276)	194,737

Operating expenses	82,826	40,580	71,541	37,389	21,146	253,482	(90,143)	163,339
Operating income	15,915	1,610	10,125	4,926	955	33,531	(2,133)	31,398

Note: Segment information is determined by the location of the Company and its relevant subsidiaries.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

MARKETABLE SECURITIES AND INVESTMENT SECURITIES

1. Available-for-sale securities As of March 31, 2004

	Yen (millions)
		Gross unrealized holding			Carrying
	Cost	Gains	Losses	Fair value	Amount
Marketable securities:
Equity securities	1,494	1,412	—	2,906	2,906
Debt securities	5,477	83	32	5,528	5,528
Funds in trusts and investments in trusts	41,141	1,093	6	42,228	42,228

	48,112	2,588	38	50,662	50,662

Investment securities:
Equity securities	8,521	9,137	8	17,650	17,650
Debt securities	2,954	75	—	3,029	3,029
Investments in trusts	1,012	47	—	1,059	1,059

	12,487	9,259	8	21,738	21,738

As of March 31, 2005

	Yen (millions)
		Gross unrealized holding			Carrying
	Cost	Gains	Losses	Fair value	Amount
Marketable securities:
Equity securities	1,403	1,129	—	2,532	2,532
Debt securities	5,680	152	1	5,831	5,831
Funds in trusts and investments in trusts	48,468	1,098	14	49,552	49,552

	55,551	2,379	15	57,915	57,915

Investment securities:
Equity securities	8,427	9,481	7	17,901	17,901
Debt securities	1,594	20	—	1,614	1,614
Investments in trusts	912	94	—	1,006	1,006

	10,933	9,595	7	20,521	20,521

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

2. Held-to-maturity securities As of March 31, 2004

	Yen (millions)
		Gross unrealized holding			Carrying
	Cost	Gains	Losses	Fair value	Amount
Marketable securities:
Debt securities	13,328	7	—	13,335	13,328
Investment securities:
Debt securities	401	—	2	399	401

As of March 31, 2005
	Yen (millions)
		Gross unrealized holding			Carrying
	Cost	Gains	Losses	Fair value	Amount
Marketable securities:
Debt securities	100	—	—	100	100
Investment securities:
Debt securities	1,852	4	5	1,851	1,852

DERIVATIVES TRANSACTIONS

Figures for derivatives transactions are omitted because Makita discloses financial information under electronic declaration process in accordance with Article 27-30-6 of the Securities and Exchange Law in Japan.

ESTIMATED RETIREMENT AND TERMINATION ALLOWANCES

The Company and certain of its consolidated subsidiaries have various contributory and noncontributory employees’ benefit plans covering substantially all of the employees. The Company provides retirement and termination allowances based on projections of the values of employee benefit payment liabilities and annuity fund assets at the end of the year.

The domestic plan represents substantially the entire pension obligation as of March 31, 2005. The discount rate and expected long-term rate of return on plan assets assumed to determine the pension obligation for the Company relevant to the domestic plan were 2.0% and 2.0% for the year ended March 31, 2004, and 2.0% and 2.0% for the year ended March 31, 2005, respectively.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

NET SALES BY PRODUCT CATEGORIES

	Yen (millions)
	For the year ended		For the year ended
	March 31, 2004		March 31, 2005
	(Amount)	(%)	(Amount)	(%)
Finished goods	153,887	83.6	163,579	84.0
Parts, repairs and accessories	30,230	16.4	31,158	16.0

Total net sales	184,117	100.0	194,737	100.0

OVERSEAS SALES BY PRODUCT CATEGORIES

	Yen (millions)
	For the year ended		For the year ended
	March 31, 2004		March 31, 2005
	(Amount)	(%)	(Amount)	(%)
Finished goods	123,778	85.4	133,380	85.9
Parts, repairs and accessories	21,197	14.6	21,978	14.1

Total overseas sales	144,975	100.0	155,358	100.0

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

EARNINGS PER SHARE

	Yen
	As of	As of
	March 31, 2004	March 31, 2005
Shareholders’ equity per share	1,343.69	1,527.64

	Yen
	For the year ended	For the year ended
	March 31, 2004	March 31, 2005
Net income per share:
Basic	53.16	153.89
Diluted	51.92	148.94

A reconciliation of the numerators and denominators of the basic and diluted net income per share computations is as follows:

	Yen (million)
	For the year ended	For the year ended
	March 31, 2004	March 31, 2005
Net income available to common shareholders	7,691	22,136
Effect of dilutive securities:
1.5% unsecured convertible bonds, due 2005	119	144

Diluted net income	7,810	22,280

Weighted average common shares outstanding	144,682,696	143,844,383
Dilutive effect of:
1.5% unsecured convertible bonds, due 2005	5,749,811	5,749,811

Diluted common shares outstanding	150,432,507	149,594,194

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

SUPPORT DOCUMENTATION (CONSOLIDATION)

1. Consolidated results and forecast

	Yen (millions)
	For the year ended		For the year ended		For the year ended
	March 31, 2003		March 31, 2004		March 31, 2005
	(Results)		(Results)		(Results)
	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
Net sales	175,603	5.7	184,117	4.8	194,737	5.8
Domestic	38,781	(1.8)	39,142	0.9	39,379	0.6
Overseas	136,822	8.0	144,975	6.0	155,358	7.2
Operating income	12,468	112.3	14,696	17.9	31,398	113.6
Income before income taxes	9,292	173.1	16,170	74.0	32,618	101.7
Net income	6,723	4,954.9	7,691	14.4	22,136	187.8
Net income per share (Yen)	45.29		53.16		153.89
Cash dividend per share (Yen)	18.00		22.00		47.00
Dividend payout ratio (%)	39.7		41.4		30.5
Employees	8,344		8,433		8,560

	Yen (millions)
	For the		For the
	six months ending		year ending
	September 30, 2005		March 31, 2006
	(Forecast)		(Forecast)
	(Amount)	(%)	(Amount)	(%)
Net sales	99,300	1.9	198,500	1.9
Domestic	19,360	1.7	39,100	(0.7)
Overseas	79,940	2.0	159,400	2.6
Operating income (Note 2)	23,000	18.2	36,000	14.7
Income before income taxes (Note 2)	23,500	16.1	37,000	13.4
Net income (Note 2)	21,500	66.0	30,000	35.5
Net income per share (Yen) (Note 2)	149.54		208.66
Cash dividend per share (Yen)	19.00		—

Notes:	1.	The table above shows the change in the percentage ratio of Net sales, Operating income, Income before income taxes, and Net income against the previous year.
	2.	After taking account of the special circumstances mentioned in footnote 2. on page 8, the forecasts for Operating income, Income before income taxes, Net income, and Net income per share are as follows:
Operating income for the six months ending September 30, 2005:	14.5 billion yen
Operating income for the year ending March 31, 2006:	27.5 billion yen

Income before income taxes for the six months ending September 30, 2005:	15.0 billion yen
Income before income taxes for the year ending March 31, 2006:	28.5 billion yen

Net income for the six months ending September 30, 2005:	9.3 billion yen
Net income for the year ending March 31, 2006:	17.8 billion yen

Net income per share for the six months ending September 30, 2005:	64.68 yen
Net income per share for the year ending March 31, 2006:	123.80 yen

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

2. Consolidated net sales by geographic area

	Yen (millions)
	For the year ended		For the year ended		For the year ended
	March 31, 2003		March 31, 2004		March 31, 2005
	(Results)		(Results)		(Results)
	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
Japan	38,781	(1.8)	39,142	0.9	39,379	0.6
North America	45,573	(5.7)	41,853	(8.2)	38,490	(8.0)
Europe	57,648	18.9	66,369	15.1	75,263	13.4
Asia	13,774	11.3	14,245	3.4	16,341	14.7
Other regions	19,827	13.5	22,508	13.5	25,264	12.2

Total	175,603	5.7	184,117	4.8	194,737	5.8

Note: The table above sets forth Makita’s consolidated net sales by geographic area based on customers location for the years presented.

3. Exchange rates

	Yen
	For the year ended	For the year ended	For the year ended	For the year ending
	March 31, 2003	March 31, 2004	March 31, 2005	March 31, 2006
	(Results)	(Results)	(Results)	(Forecast)
Yen/U.S. Dollar	121.98	113.19	107.55	105
Yen/Euro	120.88	132.65	135.17	135

4. Sales growth in local currency basis (major countries)

For the year ended
March 31, 2005
(Results)
U.S.A.	(4.0%)
Germany	4.9%
U.K.	9.9%
France	13.0%
China	10.8%
Australia	(4.7%)

5. Production ratio (unit basis)

	For the year ended	For the year ended	For the year ended
	March 31, 2003	March 31, 2004	March 31, 2005
	(Results)	(Results)	(Results)
Domestic	36.9%	32.3%	28.4%
Overseas	63.1%	67.7%	71.6%

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

6. Consolidated capital expenditures, depreciation and amortization, and R&D cost

	Yen (millions)
	For the year ended	For the year ended	For the year ended	For the year ending
	March 31, 2003	March 31, 2004	March 31, 2005	March 31, 2006
	(Results)	(Results)	(Results)	(Forecast)
Capital expenditures	5,691	4,494	6,655	11,000
Depreciation and amortization	9,740	7,963	5,381	5,400
R&D cost	3,856	4,086	4,085	4,200

7. Consolidated cash flow
	Yen (millions)
	For the year ended	For the year ended	For the year ended
	March 31, 2003	March 31, 2004	March 31, 2005
	(Results)	(Results)	(Results)
Net cash provided by operating activities	27,141	28,941	16,842
Net cash provided by (used in) investing activities	(9,659)	(17,262)	154
Net cash used in financing activities	(13,381)	(6,596)	(16,177)

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language